

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

<u>Via E-mail</u>
Eric Swanson
Senior Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re: BATS Global Markets, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 23, 2011**
> **File No. 333-174166**

Dear Mr. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Developments, page 8</u>

1.   We note your revised disclosure on page 8. Please disclose the business purpose behind the grant of the $100 million cash dividend.

<u>Conflicts of Interest, page 8</u>

2.   We note your disclosure that one of your underwriters may have a conflict of interest under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Please revise to include applicable risk factor disclosure.

System limitations, failures or security breaches…, page 28

3.   We note your revised disclosure on page 28. To the extent practicable, please quantify the financial impact of the December hardware failure. Please disclose whether any steps have been taken to help prevent a future occurrence.

Unaudited Selected Pro Forma Financial Data, pages 39-43

4.   We note your disclosure in explanatory note (2) on page 40 that pro forma adjustments do not reflect the nonrecurring expenses that you incurred in connection with the Chi-X Europe acquisition. Please tell us why you have not removed these costs as they appear to be a non-recurring charge directly related to the transaction. Please refer to Article 11-02(b) of Regulation S-X.

5.   We note your disclosure in note (21) on page F-29 and elsewhere throughout the filing that states that your board of directors approved a cash dividend of $100 million to existing stockholders immediately prior to the closing of the IPO. Please tell us how you considered the guidance in SAB Topic 1B.3 regarding pro forma balance sheet and pro forma earnings per share disclosure.

Capitalization, page 47

6.   Please revise the Capitalization table to include a column that presents the pro forma amounts before the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Chi-X Europe Acquisition, page 58

7.   Please describe the company's class of common stock that was issued to Chi-X Europe's shareholders in connection with the acquisition.

Business, page 100

8.   Please refer to your added disclosure on page 110 regarding your strategic pricing changes. Please expand your disclosure to explain those changes in greater detail.

Principal and Selling Stockholders, page 162

9.   In your letter dated February 3, 2012, you provide a response to comment 46 in our letter dated June 9, 2011. Please confirm to us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker dealer

as underwriters if the shares were not issued as underwriting compensation. For those selling shareholders that are affiliates of broker-dealers, please advise us whether:

- each seller purchased the securities in the ordinary course of business; and

- at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Also include such disclosure in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at (202) 551-3414 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

                              Sincerely,

                              /s/ Tom Kluck

                              Tom Kluck
                              Branch Chief

cc: Deanna Kirkpatrick, Esq.
         Davis Polk & Wardwell LLP